



VIROTEC
International Ltd
A.B.N. 81 004 801 398

02055433

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax   61 7 5530 8052
mail@virotec.com
www.virotec.com

1 October 2002

File No. –82-5090

U.S Securities Exchange Commission **SUPPL**
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

RECEIVED OCT 1 0 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 154

Dear Sir or Madam:

Re: Submission by Virotec International Ltd under Rule 12g3-2(b)

Please see attached ASX announcements made on the 30 September, 2002.

Yours faithfully

Angus Craig
Company Secretary

PROCESSED
NOV 0 4 2002
THOMSON
FINANCIAL

𝓁𝓁𝓊 10/30



ABN 81 004 801 398

VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

INDEX

The dollar amounts in this report are Australian dollars, unless otherwise stated.

Corporate Governance Statement

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, unless otherwise stated. These practices are dealt with under the following headings: Board of Directors and its Committees, Internal Control Framework, and the Role of Shareholders.

Board of Directors and its Committees

Role of the Board

The Board's primary role is the protection and enhancement of long-term shareholder value. To fulfil this role, the Board is responsible for the overall Corporate Governance of the consolidated entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals.

Board processes

To assist in the execution of its responsibilities, the Board has established an Audit Committee and a framework for the management of the consolidated entity including a system of internal control.

The full Board will hold meetings on a regular basis and at other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Executive Chairman, and standing items include the Executive Chairman's Report, financial reports, and operational reports. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

Composition of the Board

The names of the directors of the company in office at the date of this Statement are set out in the Directors' Report. The composition of the Board is determined using the following principles:

- the Board should comprise five directors. This number may be increased where it is felt that additional expertise is required in specific areas, or when an outstanding candidate is identified
- the Board should comprise a majority of non-executive directors
- the Board should have enough directors to serve on various committees of the Board without overburdening the directors or making it difficult for them to fully discharge their responsibilities
- directors appointed by the Board are subject to election by shareholders at the following annual general meeting and thereafter directors (other than the Executive Chairman) are subject to re-election at least every three years.

Conflict of interest

In accordance with the Corporations Act 2001 and the company's constitution directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the company. Where the Board believes that a significant conflict exists the director concerned is not present at the meeting whilst the item is considered.

Independent professional advice and access to company information

Each director has the right of access to all relevant company information and to the Company's executives and, subject to prior consultation with the Chairman, may seek independent professional advice at the company's expense. A copy of any advice received by the director is to be made available to all other members of the Board.

Audit Committee

The role of the Audit Committee is documented in a Charter that has been approved by the Board of Directors. In accordance with this Charter, the majority of the members of the Committee must be non-executive directors. The role of the Committee is to advise on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the consolidated entity.

It also gives the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report.

The members of the Audit Committee are:

> M. Nissen (Chairman)
> J. Glynn
> B. Bamonte

The external auditors, the Executive Chairman and the Company Secretary, are invited to Audit Committee meetings at the discretion of the Committee. The Committee is expected to meet four times during the year.

The responsibilities of the Audit Committee include:

- reviewing the financial report and other financial information distributed externally
- reviewing any new accounting policies to ensure compliance with Australian Accounting Standards and generally accepted accounting principles
- reviewing audit reports to ensure that where major deficiencies or breakdowns in controls or procedures have been identified appropriate and prompt remedial action is taken by management
- reviewing the nomination and performance of the auditor
- considering whether non-audit services provided by the external auditor are consistent with maintaining the external auditor's independence
- liaising with the external auditors and ensuring that the annual audit and half-year review are conducted in an effective manner
- monitoring the establishment of an appropriate internal control framework and considering enhancements
- monitoring the procedures in place to ensure compliance with the Corporations Act 2001 and Stock Exchange Listing Rules and all other regulatory requirements
- addressing any matters outstanding with auditors, Australian Taxation Office, Australian Securities and Investments Commission, Australian Stock Exchange and financial institutions

The Audit Committee reviews the performance of the external auditors on an annual basis and plans to meet with them during the year as follows:

Audit planning

- to discuss the external audit plan
- to discuss any significant issues that may be foreseen
- to discuss the impact of any proposed changes in accounting policies on the financial statements
- to review the nature and impact of any changes in accounting policies adopted by the consolidated entity during the year
- to review the fees proposed for the audit work to be performed

Prior to announcement of results

- to review the pro forma half-yearly and pro forma preliminary final report prior to lodgement of those documents with the ASX, and any significant adjustments required as a result of the audit
- to make the necessary recommendation to the Board for the approval of these documents

Half-year and annual reporting

- to review the results and findings of the auditor, the adequacy of accounting and financial controls, and to monitor the implementation of any recommendations made
- to review the draft financial report and the report of the auditor and to make the necessary recommendation to the Board for the approval of the financial report

As required

- To organise, review and report on any special reviews or investigations deemed necessary by the Board.

The current external auditors KPMG were appointed as auditors in 1988. The current lead auditor engagement partner has been responsible for the engagement for the past 5 years. The policy of the board on audit is for the lead audit engagement partner to rotate in accordance with any published ASX, ASIC and SEC guidelines and the rotation policy of the external audit firm. The current external auditor has advised that their policy relevant to Virotec is to rotate the audit engagement partner each 5 years.

The external auditor has attended all audit committee meetings during the year. The Board's policy is for the external auditor to attend audit committee meetings without executive management present, if necessary. The external auditor will be provided with the opportunity, at their request, to meet with the board of directors without management being present.

Internal Control Framework

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility, the Board has instigated an internal control framework that can be described under four headings:

(a)   Financial reporting – there is a comprehensive budgeting system with an annual budget approved by the directors. Monthly actual results are reported against budget and revised forecasts for the year are prepared regularly.

(b)   Continuous disclosure – the consolidated entity has procedures to ensure that all price sensitive information is disclosed to the ASX in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules.
- all information provided to the ASX is immediately posted to the Company's web site,
- a comprehensive process is in place to identify matters that may have a material effect on the price of the Company's securities and notify them to the public relations department,
- the Finance Director and the Company Secretary are responsible for interpreting the Company's policy and where necessary informing the Board, and
- the Company Secretary is responsible for all communications with the ASX.

(c)   Functional speciality reporting – the consolidated entity has identified a number of key areas which are subject to regular reporting to the Board such as Environmental, Legal and Operations matters.

(d)   Investment appraisal – the consolidated entity has clearly defined guidelines for capital expenditure. These include annual budgets, detailed appraisal and review procedures, levels of authority and due diligence requirements where businesses are being acquired or divested.

The Role of Shareholders

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Information is communicated to shareholders as follows:

- the Board ensures that the full annual financial report is sent to all shareholders
- the half-year financial report is prepared in accordance with the requirements of applicable Accounting Standards and the Corporations Act 2001 and is lodged with the Australian Securities and Investments Commission and the Australian Stock Exchange. The financial report is sent to any shareholder who requests it.
- proposed major changes in the consolidated entity which may impact on share ownership rights are submitted to a vote of shareholders
- notices of all meetings of shareholders

All documents that are released publicly are made available on the consolidated entity's internet web site www.virotec.com .

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity's strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are requested to vote on the appointment of directors, the granting of options and shares to directors and changes to the Constitution. Copies of the Constitution are available to any shareholder who requests it.

DIRECTORS REPORT

The directors present their report together with the financial report of Virotec International Ltd ("the Company") and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2002 and the independent audit report thereon.

Directors

The directors of the Company in office at the date of this report or who held office during or since the financial year are:

Mr. Brian Sheeran
Executive Chairman – (53 years)

Mr. Sheeran is a member of the Australian Institute of Company Directors. He started his career in mechanical engineering and gained further experience as a successful owner/operator in the marine and road transport industries. He has been a Director of various companies, covering mining, timber, farming ventures, earthmoving and haulage. He is a highly respected and successful businessman. Mr. Sheeran has been a Director since 1997.

Mr. Bruno Bamonte
Finance Director – (44 years)

Mr. Bamonte is a Chartered Accountant and a member of the Australian Institute of Directors. He has consulted to a number of public companies on a range of areas including preparation of prospectuses, assistance to gain admission to the official list of the Australian Stock Exchange, assistance to seek re-quotation of shares for suspended companies, corporate governance, and other financial areas. Mr. Bamonte has been a Director since 1997 and is a member of the audit committee.

Dr. Michael Nissen
Non Executive Director – (74 years)

Dr Nissen is a qualified medical practitioner who graduated from Melbourne University and is a Member of Royal College of Physicians (UK). He was responsible for the building and was a co-owner of Florence Nightingale Hospital in Brighton, Victoria. He was also responsible as the Chief Executive and part owner in the development of Cedar Court Hospital in Camberwell, Victoria. He was for 25 years the honorary medical Director of the Montefiore Homes for the aged in Melbourne. He is a non executive director of the public company, Banque Tec Limited (formerly Australian Overseas Resources Ltd). Dr. Nissen was appointed a Director on 17 March 2000 and is the Chairman of the audit committee.

Mr. John Glynn
Non Executive Director - (50 years)

Mr Glynn is a practising lawyer with his own firm in Lismore Northern NSW. He was admitted as a Solicitor in 1980. He practised in partnership in Wagga Wagga for 10 years before moving to Lismore where he established his own practice, as well as being admitted to practice in Queensland. He has appeared in the Land and Environment Court and has a particular interest in environmental, company and aviation law. Mr Glynn was appointed a Director on 17 March 2000 and is a member of the audit committee.

Dr. David McConchie
Non Executive Director - (52 years)

Dr David McConchie is a Professor of Engineering and Environmental Geochemistry in the Centre for Coastal Management at Southern Cross University and a co-founder of the Centre for Research on Acid Sulphate Soils. He gained his MSc in geology (with distinction) in 1978 from the University of Canterbury, New Zealand and was awarded a PhD in 1985 by the University of Western Australia. He has published over 60 research papers and 5 books. Dr. David McConchie was appointed a Director on 10 July 2000.

Directors Meetings

The number of directors' meetings and audit committee meetings, and number of meetings attended by each of the directors of the Company during the financial year were:

Director	Directors' Meetings		Audit Committee Meetings	
	attended	held	attended	held
B. Sheeran	10	10	n/a	n/a
B. Bamonte	10	10	3	3
M. Nissen	10	10	3	3
J. Glynn	8	10	3	3
D. McConchie	10	10	n/a	n/a

Directors Benefits

Directors' benefits are set out in Notes 22 and 23.

Directors' and Senior Executive Emoluments

The remuneration policy is to ensure the remuneration package properly reflects the person's duties, responsibilities and level of performance and provides an incentive to attract, retain and motivate employees. Directors and key personnel may receive options under the Employee Option Incentive Scheme.

Details of the nature and amount of each major element of the emoluments of each director and senior executive of the company follow.

	Consulting Fees/ Salary $	Directors Fees $	Superannuation Contributions $	Total $
Directors				
B. Sheeran	324,080	24,000	1,920	350,000
B. Bamonte	224,080	24,000	1,920	250,000
M. Nissen	-	24,000	-	24,000
J. Glynn	-	24,000	1,920	25,920
D. McConchie	34,000	24,000	4,800	64,800
Total	582,160	120,000	10,560	714,720
Executives				
W. Prast	153,359	-	-	153,359
T. Prowse	120,000	-	9,600	129,600
D. Drew	106,869	-	-	106,869
A. Craig	92,390	-	4,523	96,913
L. Fergusson	62,500	-	5,000	62,500

Directors' Interests

The relevant interest of the Directors in the share capital of the Company as notified by the Directors in accordance with Section 205G(1) of the Corporations Act 2001, at the date of this report are as follows:

Director	Ordinary Shares	Options Exercisable at 75 cents by 30/11/02	Options Exercisable at $1.00 cents by 30/11/03	Options Exercisable at 56 cents by 30/11/03
B. Sheeran	2,765,542	-	-	600,000
B. Bamonte	1,255,000	-	-	-
M. Nissen	7,450,000	-	200,000	-
J. Glynn	6,300	-	200,000	-
D. McConchie	280,000	700,000	500,000	-

Options

At the date of this report unissued ordinary shares of the Company under option are:

Expiry Date	Exercise Price	Number
30 November 2002	$0.75	1,000,000
28 February 2003	$0.20	10,000,000
31 August 2003	$1.00	2,700,000
30 November 2003	$1.00	900,000
30 November 2003	$0.56	850,000
28 February 2004	$0.47	200,000
30 July 2005	$0.47	150,000
30 July 2005	$1.00	1,100,000
31 October 2005	$0.61	400,000
		17,300,000

The options may be exercised at any time up until the expiry dates, and do not entitle the holder to participate in any share issue of any other body corporate. None of these options have been exercised at the date of this report.

During or since the end of the year, the Company has granted the following options over unissued ordinary shares to directors or executives.

Executive	Number of Options granted	Exercise price	Expiry date
T. Prowse	100,000	$0.47	28 February 2004
A. Craig	100,000	$0.47	28 February 2004

During or since the end of the financial year the Company issued ordinary shares as result of the exercise of options as follows:

Number of shares	Amount paid on each share	Market Value of Shares on date of exercise
26,509,919	$0.20	$0.34 to $0.49
4,218,773	$0.30	$0.375

There were no amounts unpaid on the shares issued.

Principal Activities

The principal activities of the consolidated entity during the financial year were environmental consulting, research and development of environmental remediation technology, and mining.

Dividends

The directors do not recommend the payment of a dividend, and no amount has been paid or declared by way of dividend since the end of the previous financial year and up to the date of this report.

Review of Operations

Environmental consulting
The environmental consulting operations generated revenue of $800,047 for the year, and returned a loss of $26,084. The main focus of this area was the marketing of the Bauxsol™ Technology and to assist the technology to gain market acceptance. The main benefits from this work will be generated in future years.

The consolidated entity operated a specialised laboratory, and these facilities accounted for $621,946 of the turnover noted above compared to $307,777 for the 2001 year when the consolidated entity owned the business for 9 months of the year. This area is expected to continue to grow over the ensuing years.

Research and development of environmental remediation technology
The consolidated entity continued its research and development programme into improving the efficiency of its Bauxsol™ Technology and potential new applications of this technology into other industries.
During the financial year the consolidated entity incurred costs of $1,804,893 on research and development, which was expensed in accordance with the consolidated entity's accounting policy.

Mining and Exploration
The consolidated entity continues to hold a number of mining leases and exploration permits on highly prospective tenements in North Queensland and in the Drake area in New South Wales. These areas are at different stages of evaluation and planning. Work on these areas has been, and is planned to remain the minimum required to protect the consolidated entity's interest in the leases.

During the financial year the consolidated entity incurred a loss of $521,885 on its mining interests, which was expensed in accordance with the consolidated entity's accounting policy

State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows: -

a. Issued 27,514,440 ordinary shares raising gross proceeds of approximately $10.6 million as part of a placement in the United Kingdom, which coincided with the admission of the Company's shares on the Alternative Investment Market of the London Stock Exchange.
b. Successfully completed trials in Romania for the treatment of Acid Mine Drainage and process water. These trials showcased the Bauxsol™ Technology to a number of European regulatory authorities, and have led to the establishment of relationships with strategic partners in Europe. The entity is pursuing opportunities as a result of these trials.
c. Entered into a number of strategic alliances throughout Europe and Asia that provides an extensive network to assist in the marketing of the Bauxsol™ Technology and the necessary infrastructure to

market new applications. To date this infrastructure has focused on providing market intelligence and introducing the markets to the consolidated entity's products and capabilities.

Since the end of the financial year the consolidated entity has: -

(i)   Entered into a contract with EXMIN (the principal company responsible for rehabilitating abandoned mine sites in Portugal) to treat an acid-mine-water body. The contract relates to a small body of water, and is valued at approx $100,000. The significance of the contract is that it will provide an additional showcase of the Technology in a region which has a mining tradition going back thousands of years, and with a countless number of tailings dams, mining ponds and remains of abandoned mining operations.

(ii)   Completed the development of new Technologies and has lodged patent applications to protect the new Intellectual Property. The new Technologies developed include: -

*   The BASECON™ Technology. This Technology provides an efficient treatment of Alumina refinery residues converting a caustic residue to a benign product. This new product is suitable for producing the raw materials for the Bauxsol™ Technology.
*   The ViroSewage™ System. The new system provides solutions to the sewerage industry in the areas of phosphate reduction in the effluent from treatment plants and odour control.

(iii)   Satisfied all corporate and commercial requirements to list on NASDAQ. The actual timing of the commencement of trading has not yet been determined but it is planned to coincide with the expansion of Virotec's environmental technologies into North American markets.

Events Subsequent to Balance Sheet

There has not arisen in the interval between the end of the financial year and the date of this report any other item, transaction or event of a material or unusual nature likely, in the opinion of the directors of the Company, to effect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

Likely Developments

The consolidated entity will continue to expand its commercialisation operations into Europe and North America. The consolidated entity also plans to continue its research and development into the Bauxsol™ Technology and its further applications to other environmental management and remediation areas, and other environmental technologies.

The consolidated entity will seek to retain a passive interest in its mining assets by finding joint venture partners to assist in the exploitation of the assets or by selling the assets and retaining an interest by way of royalty income.

Environmental Regulations

The consolidated entity's mining operations are subject to a number of significant environmental regulations.

Drake Tenements

From 1 July 1999 the consolidated entity must meet the requirements of the new licensing system under the Protection of the Environment Operations Act 1997 (POEO Act) for its Drake tenements in Northern NSW. The POEO Act replaces the Pollution Control Act, Clean Waters Act, Noise Control Act, Environmental Offences and Penalties Act and the regulatory provisions from the Waste Minimisation and Management Act.

The Department of Mineral Resources requires security bonds to be in place for rehabilitating the mine site. This is currently set for the Drake tenements at approx. $178,000. The Directors consider adequate provision exists in the accounts for future rehabilitation costs.

Queensland Tenements

The Mines Department in Queensland also requires security bonds to be in place for rehabilitating the mine sites. The Consolidated entity currently holds a large number of mines sites and has in place security bonds of approx. $382,000. The Directors consider adequate provision exists in the accounts for future rehabilitation costs.

Based upon the results of their enquiries, the directors are not aware of any significant breaches of any environmental regulation during the period covered by this report.

Indemnification of Officers

The company's constitution indemnifies any present and past director, secretary, or executive officer, subject to the Corporations Act 2001, against any liability incurred by them in that capacity, to a person where the liability does not arise out of a lack of good faith.

The Company also entered into a unilateral deed poll providing each officer with an indemnity, and entitles officers to inspect and be supplied with copies of all board papers in respect of their period of office. The deed is enforceable during the period in which they are officers of the Company and after they have ceased to be officers.

Dated at Gold Coast this 30th day of September 2002.
Signed in accordance with a resolution of the directors:

B. SHEERAN
Chairman

B. BAMONTE
Director

VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

Statements of Financial Performance for the year ended 30 June 2002

	Note	Consolidated		Company	
		2002	2001	2002	2001
		A$	A$	A$	A$
Revenue from sale of goods		97,819	254,356	97,819	254,356
Revenue from rendering of services		800,047	511,644	16,069	55,382
Other revenues from operating activities		640,708	232,686	640,500	226,897
Total Revenue	2	1,538,574	998,686	754,388	536,635
Depreciation and amortisation expenses	2	(275,418)	(205,447)	(61,492)	(64,799)
Research and development expense	2	(1,804,866)	(921,126)	(1,104,723)	(921,126)
Mining interests expense	2	(489,839)	(339,414)	(489,839)	(339,414)
Employee costs and directors remuneration	2	(1,291,421)	(3,168,756)	(1,139,824)	(3,027,607)
Other expenses from operating activities		(2,793,437)	(1,802,258)	(3,074,917)	(1,622,909)
Total Expenses	2	(6,654,981)	(6,437,001)	(5,870,795)	(5,975,855)
Loss from ordinary activities before income tax		(5,116,407)	(5,438,315)	(5,116,407)	(5,439,220)
Income tax related to operating loss	5	-	-	-	-
Net loss after income tax		(5,116,407)	(5,438,315)	(5,116,407)	(5,439,220)
Basic loss per share	4	($0.034)	($0.052)		

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 16 to 41.

VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

Statements of Financial Position as at 30 June 2002

		Consolidated		Company	
	Note	2002	2001	2002	2001
		A$	A$	A$	A$
Current Assets					
Cash assets		11,896,720	578,056	11,864,140	507,696
Receivables	6	178,435	187,664	15,092	33,260
Inventory	7	16,884	114,162	16,884	114,162
Other	8	107,267	473,176	107,138	454,441
Total current assets		12,199,306	1,353,058	12,003,254	1,109,559
Non-Current Assets					
Receivables	6	555,781	553,404	2,362,198	2,434,381
Other financial assets	9	-	-	20,484	5
Property, plant and equipment	10	1,266,714	1,077,091	317,905	292,398
Intangibles	11	849,635	952,565	-	-
Total non-current assets		2,672,130	2,583,060	2,700,587	2,726,784
Total assets		14,871,436	3,936,118	14,703,841	3,836,343
Current Liabilities					
Payables	12	780,348	479,542	635,400	388,805
Provisions	13	109,831	76,572	87,183	67,534
Total current liabilities		890,179	556,114	722,583	456,339
Non-Current Liabilities					
Provisions	13	790,000	610,000	790,000	610,000
Total non-current liabilities		790,000	610,000	790,000	610,000
Total liabilities		1,680,179	1,166,114	1,512,583	1,066,339
Net assets		$13,191,258	$2,770,004	$13,191,258	$2,770,004
Equity					
Contributed equity	14	63,678,284	48,140,623	63,678,284	48,140,623
Reserve	16	-	2,000,000	-	2,000,000
Accumulated losses	17	(50,487,026)	(47,370,619)	(50,487,026)	(47,370,619)
Total equity		$13,191,258	$2,770,004	$13,191,258	$2,770,004

The statements of financial position are to be read in conjunction with the notes to and forming part of the financial statements, as set on pages 16 to 41.

VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

Statements of Cash Flows for the year ended 30 June 2002

	Note	Consolidated		Company	
		2002	2001	2002	2001
Cash flows from operating activities		A$	A$	A$	A$
Cash receipts in the course of operations		907,088	625,611	132,056	317,964
Cash payments in the course of operations		(3,474,019)	(2,462,040)	(2,791,430)	(2,018,759)
Interest received		438,377	173,353	438,374	173,353
Net cash used in operating activities	21(b)	(2,128,554)	(1,663,076)	(2,221,000)	(1,527,442)
Cash flows from investing activities					
Payments for property, plant and equipment		(456,189)	(57,037)	(162,515)	(49,132)
Proceeds from sale of property, plant and equipment		28,650	-	26,650	-
Payment for exploration, evaluation & development		(309,839)	(339,414)	(309,839)	(339,414)
Payments for research & development		(1,804,866)	(921,126)	(1,104,723)	(921,126)
Part payment for acquisition of a business		-	(250,000)	-	-
Loans to controlled entities		-	-	(841,112)	(463,898)
Investment in controlled entity		-	-	(20,479)	-
Payment for security deposits		(2,377)	(483,972)	(2,377)	(483,972)
Net cash used in investing activities		(2,544,621)	(2,051,549)	(2,414,395)	(2,257,542)
Cash flows from financing activities					
Proceeds from issues of shares		17,138,457	1,288,989	17,138,457	1,288,989
Share issue costs		(1,146,618)	(454,177)	(1,146,618)	(454,177)
Net cash provided by financing activities		15,991,839	834,812	15,991,839	834,812
Net increase/(decrease) in cash held		11,318,664	(2,879,813)	11,356,444	(2,950,173)
Cash at the beginning of the financial year		578,056	3,457,869	507,696	3,457,869
Cash at the end of the financial year	21(a)	11,896,720	578,056	11,864,140	507,696

The statements of cash flows are to be read in conjunction with the notes to and forming part of the financial statements, as set out on pages 16 to 41.

VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 30 June 2002

1A. Statement of Significant Accounting Policies

The significant policies, which have been adopted in the preparation of this financial report, are:

Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and does not take into account changing money values or, fair values of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Where necessary, comparative information has been reclassified to achieve consistency with current financial year amounts and other disclosures.

Reclassification of financial information

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 *Statement of Financial Performance*, AASB 1034 *Financial Report Presentation and Disclosures* and the new AASB 1040 *Statement of Financial Position*.

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing accumulated losses from the face of the statement of financial performance to Note 17.

Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the Company, being the parent entity, and its controlled entities ("the consolidated entity"). Where the entity either began or ceased to be controlled during the financial year, the results are included only from the date control commenced or up to the date control ceased. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

Income tax – Note 5

The consolidated entity adopts the liability method of tax effect accounting. Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a provision for deferred income tax. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

Inventory – Note 7

Inventories are carried at the lower of cost and net realisable value. Cost is allocated on an average basis and includes direct material, labour and transportation costs to the point of sale and other fixed and variable overheads directly related to the production of the inventory. Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of selling and distribution to customers are estimated to establish net realisable value.

Investments – Note 9

Investments in other companies are carried at the lower of cost, or recoverable amount being a directors' valuation based on market values at the time of the valuation.   Dividends are brought to account as they are received.

Property, plant and equipment – Note 10

Items of property, plant and equipment are recorded at cost and with the exception of freehold land are depreciated over their estimated useful lives. The depreciation rates used for each class of asset are as follows:

Plant and equipment	10% - 23%	straight line
Motor Vehicles	22.5%	diminishing value
Furniture and fittings	20% - 30%	straight line
Computer equipment	33%	straight line

New assets are depreciated from the date of acquisition or from the time the assets are held ready for use. Profits and losses on disposal of non-current assets are taken into account in determining the results for the year.

Acquisitions of assets

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

Where settlement of any part of cash consideration is deferred, the amounts payable are recorded at their present value, discounted at the rate applicable to the company if a similar borrowing were obtained from an independent financier under comparable terms and conditions.

The costs of assets constructed or internally generated by the consolidated entity, other than goodwill, include the cost of materials and direct labour. Directly attributable overheads and other incidental costs are also capitalised to the asset. Borrowing costs are capitalised to qualifying assets.

Expenditure, including that on internally generated assets other than research and development costs, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred, it is probable that those future economic benefits will eventuate, and the costs can be measured reliably. Costs attributable to feasibility and alternative approach assessments are expensed as incurred.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

Accounts payable - Note 12

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade accounts are normally settled within 45 days.

Rehabilitation costs – Note 13

Provision is made progressively in the financial statements for the estimated future mine site rehabilitation costs necessary to meet the requirements of the mining leases as notified by the relevant authorities.

These costs have been determined on the basis of current costs, legal requirements and technology. Significant uncertainty exists as to the amount of costs that will be incurred due to the impact of changes in environmental legislation.

Employee entitlements – Note 13

The provision for employee entitlements to wages, salaries, annual leave and sick leave represents the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been calculated at nominal amounts based on current wage and salary rates and includes related on-costs. Contributions to employee superannuation accumulation funds are charged as expenses as the contributions are paid or become payable.

Research and development costs

Research and development expenditure is expensed as incurred. Where a grant is received relating to research and development costs the grant will be recognised as revenue.

Mining interests costs

Costs relating to the company's mining interests are expensed as incurred.

1A. Statement of Significant Accounting Policies (cont)

Borrowing costs

Borrowing costs includes interest and are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets, which take more than 12 months to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is those incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate. No borrowing costs have been capitalised by the consolidated entity.

Intangible assets

All costs associated with patents and trademarks are expensed in the period incurred.

Goodwill – Note 11

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a business, is amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 10 years. The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the assets or as part of the item of expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability.

Cash flows are included in the statement of cash flows on a gross basis. The GST of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sale of goods

Sales revenue compromises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when control of goods passes to the customer, which is normally upon delivery.

Rendering of services

Revenue from rendering services is recognised in the period in which the service is provided.

Interest income

Interest income is brought to account as it accrues.

Other income

Other income is brought to account when the consolidated entity's right to receive is established and the amount can be reliably measured.

Foreign currency

Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the year in which the exchange rates change.

Translation of controlled foreign operations

The assets and liabilities of foreign operations, including controlled operations, associates and joint ventures, that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian dollars at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance. For integrated operations, the translated amounts for non-monetary assets, other than inventory, are compared to recoverable amounts translated at spot rates at reporting dates any excess is expensed, unless a revaluation reserve balance exists for non-current assets carried at fair value.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

1 B. Change in Accounting Policies

Earnings per share

The consolidated entity has applied AASB 1027 *Earnings Per Share* (issued June 2001) for the first time from 1 July 2001. Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather then including notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted. The dilutive EPS weighted average number of shares now includes the number of ordinary shares assumed to be issued for no consideration in relation to the dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued now represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit of loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

Segment reporting

The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping of individual products or services subject to similar risks and returns. The new business segments reporting are: Environmental Consulting, Mining Interests, Research and Development and Unallocated. Comparative information has been restated for the changes in definitions of segments.

2. Operating Loss from Ordinary Activities

	Notes	Consolidated		Company	
		2002	2001	2002	2001
		A$	A$	A$	A$
REVENUE FROM ORDINARY ACTIVITIES					
Revenue from operating activities					
Sale of goods from operating activities		97,819	254,356	97,819	254,356
Rendering of services from operating activities		800,047	511,644	16,069	55,382
Other revenue from operating activities					
Interest received or due and receivable from other parties		438,374	173,353	438,374	173,353
Sundry		49,893	43,632	76,335	37,843
Net foreign exchange gain		123,791	15,701	123,791	15,701
Proceeds from sale of non-current assets		28,650	-	2,000	-
Total revenue from ordinary activities		1,538,574	998,686	754,388	536,635
EXPENSES FROM ORDINARY ACTIVITIES					
Depreciation of:					
- plant and equipment		142,782	105,267	31,786	41,854
- motor vehicles		3,015	4,950	3,015	4,950
- computer equipment		17,995	12,377	17,995	12,377
- office furniture and equipment		8,696	5,618	8,696	5,618
Amortisation of goodwill		102,930	77,235	-	-
Research & development expenditure written off		1,804,866	921,126	1,104,723	921,126
Mining interests costs written off		309,839	239,414	309,839	239,414
Cost of goods sold		129,865	275,207	129,865	275,207
Cost of rendering services		556,075	373,594	1,341	57,394
Lease rentals		116,343	64,854	92,343	55,854

2. Operating Loss from Ordinary Activities (cont)

	Notes	Consolidated 2002 A$	2001 A$	Company 2002 A$	2001 A$
Doubtful debts – controlled entities		-	-	915,672	203,823
Loss on disposal of non-current asset		65,427	7,350	48,866	7,350
Amounts set aside to provisions for					
- Rehabilitation of mining tenements		180,000	100,000	180,000	100,000
- Employee entitlements		33,259	17,213	19,949	8,175
Employee costs – administration and corporate		556,940	548,444	416,521	548,444
Legal Fees		586,010	447,690	586,010	447,690
Marketing expenses		311,276	233,256	311,276	230,598
Accounting and audit services	3	199,307	109,680	199,307	109,682
Director remuneration	22	714,720	479,163	714,720	479,163
Other administration and corporate costs		815,636	414,563	778,871	227,136
INDIVIDUALLY SIGNIFICANT ITEMS INCLUDED IN LOSS FROM OPERATING ACTIVITIES					
Options value to Directors	22	-	2,000,000	-	2,000,000
Total expenses from operating activities		6,654,981	6,437,001	5,870,795	5,975,855

3. Auditors' Remuneration

Amounts received or due and receivable by the auditors for:					
Audit and review of financial reports		31,396	28,000	31,396	28,000
Other services:					
- Independent reports for overseas listings		128,540	50,500	128,540	50,500
- Taxation and other advice		8,000	31,140	8,000	31,140
- Independent report in relation to economic loss		28,371	-	28,371	-
		196,307	109,640	196,307	109,640

4. Earnings per Share

The options outlined in Note 14 are potential ordinary shares, however all potential ordinary shares at the end of the period were not dilutive and accordingly diluted earnings/ (loss) per share is not disclosed.

	2002	2001
Earnings reconciliation	$	$
Net loss	(5,116,407)	(5,438,315)
Basic earnings (loss)	(5,116,407)	(5,438,315)
	number	number
Weighted average number of ordinary shares used in the calculation of basic loss per share	150,430,225	102,158,210

5. Taxation

	Consolidated		Company	
	2002	2001	2002	2001
	A$	A$	A$	A$
(a) INCOME TAX EXPENSE				
Prima facie income tax benefit calculated at 30% (2001: 34%) on the operating loss	1,534,922	1,849,026	1,534,922	1,849,334
Increase in income tax benefit due to R&D expenditure	54,147	62,637	54,147	62,637
Decrease in income tax benefit due to non tax deductible items:				
Directors remuneration paid by the issue of options	-	(680,000)	-	(680,000)
Professional fees (including legal) and commissions	(109,657)	(191,314)	(109,657)	(191,314)
Provision for doubtful debts of controlled entities	-	-	(274,702)	(69,300)
Foreign exchange gain on funds raised	37,137	-	37,137	-
Other expenses	(4,899)	900	(4,899)	900
Future income tax benefit in respect of income tax losses and timing differences not brought to account	(1,511,650)	(1,041,249)	(1,236,948)	(972,257)
Income tax expense	-	-	-	-

5. Taxation

(b) FUTURE INCOME TAX BENEFIT NOT BROUGHT TO ACCOUNT

The potential future income tax benefit calculated at 30%
(2001: 30%) arising from the following items has not been
recognised as an asset because recovery is not virtually
certain:

Tax losses carried forward	6,712,960	5,361,542	6,574,740	5,289,300
Capital losses	80,700	80,700	80,700	80,700
Timing differences				
Employee entitlements	17,949	7,972	11,155	5,260
Rehabilitation provision	252,000	198,000	252,000	198,000
Prepaid expenses	(32,180)	(5,700)	(31,141)	(80)
Net timing differences	237,769	200,272	232,014	203,180
	7,031,429	5,642,514	6,887,454	5,573,180

The potential future income tax benefit will only be obtained if:

(i)   The relevant company derives future assessable income of a nature and an amount sufficient
to enable the benefit to be realised, or the benefit can be utilised by another company in the
consolidated entity in accordance with Division 170 of the Income Tax assessment act 1997;

(ii)   The consolidated entity continues to comply with the conditions for deductibility imposed
by the law; and

(iii)   No changes in tax legislation adversely affect the consolidated entity in realising the benefit.

None of the tax losses carried forward have expiry dates.

6. Receivables

		Consolidated		Company	
	Note	2002	2001	2002	2001
		A$	A$	A$	A$
CURRENT					
Debtors		178,435	187,664	15,092	33,260
NON-CURRENT					
Loan - Controlled entities	23	-	-	2,925,912	2,084,800
Provision for doubtful debts		-	-	(1,119,495) .	(203,823)
		-	-	1,806,417	1,880,977
Refundable security deposits and bonds		555,781	553,404	555,781	553,404
		555,781	553,404	2,362,198	2,434,381

7. Inventory

Finished goods at net realisable value	16,884	114,162	16,884	114,162

8. Other

Costs associated with fundraising	-	454,176	-	454,176
Other prepayments	107,267	19,000	107,138	265
	107,267	473,176	107,138	454,441

The costs associated with fundraising in 2001 were written off against the proceeds of issue which were received during the period.

9. Other financial assets

NON-CURRENT	Consolidated		Company	
	2002	2001	2002	2001
	A$	A$	A$	A$
Shares in wholly owned controlled entities – at cost	-	-	20,843	5
	-	-	20,843	5

NAMES OF CONTROLLED ENTITIES	Date Acquired	2002 % held	2001 % held
Virotec Global Solutions Pty Ltd (1)	15 August 1998	100	100
Virotec Holdings Pty Ltd (1)	20 October 2000	100	100
Virotec Waste Management Pty Ltd (formerly Virotec Mining NSW Pty Ltd)(1)	20 October 2000	100	100
Virotec Development Pty Ltd (formerly Virotec Mining Qld Pty Ltd)(1)	20 October 2000	100	100
Virotec USA Inc.(2)	23 January 2002	100	-
Virotec Italia Srl (3)	1 March 2002	100	-

(1) these entities are incorporated and carry on business in Australia. The entities are "small proprietary companies" and are not required to be audited for statutory purposes.

(2) this entity is incorporated and carries on business in the USA. It was acquired for $1.00 representing the issued capital of the company at the time of acquisition. It was a non-trading entity at the time of acquisition.

(3) this entity is incorporated and carries on business in Italy. It was acquired for $20,779 representing the issued capital of the company at the time of acquisition. It was a non-trading entity at the time of acquisition.

10. Property, Plant and Equipment

	Consolidated		Company	
	2002	2001	2002	2001
	A$	A$	A$	A$
PROPERTY PLANT AND EQUIPMENT				
Freehold land and buildings, at cost	95,000	95,000	95,000	95,000
Less: Amounts written off	(95,000)	(95,000)	(95,000)	(95,000)
	-	-	-	-
Plant and equipment, at cost	1,439,653	1,305,534	320,376	465,334
Less: Accumulated depreciation	(354,853)	(304,157)	(184,385)	(240,747)
	1,084,800	1,001,377	135,991	224,587
Motor vehicles, at cost	52,457	37,978	52,457	37,978
Less: Accumulated depreciation	(29,580)	(26,565)	(29,580)	(26,565)
	22,877	11,413	22,877	11,413
Computer equipment, at cost	88,384	51,206	88,384	43,303
Less: Accumulated depreciation	(31,817)	(12,377)	(31,817)	(12,377)
	56,567	38,829	56,567	30,926
Office furniture and equipment, at cost	124,297	38,601	124,297	38,601
Less: Accumulated depreciation	(21,825)	(13,129)	(21,825)	(13,129)
	102,472	25,472	102,472	25,472
Total property, plant and equipment, at net book value	1,266,714	1,077,091	317,905	292,398

10. Property, Plant and Equipment (cont)

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated		Company	
	2002	2001	2002	2001
	A$	A$	A$	A$
Plant & Equipment				
Carrying amount at beginning of year	1,001,377	273,043	224,587	273,043
Additions	312,378	840,200	18,704	-
Disposals	(94,076)	(6,599)	(75,514)	(6,599)
Depreciation	(142,782)	(105,267)	(31,786)	(41,857)
Reclassification	7,903	-	-	-
Carrying amount at end of year	1,084,800	1,001,377	135,991	224,587
Motor Vehicles				
Carrying amount at beginning of year	11,413	-	11,413	-
Additions	14,479	16,363	14,479	16,363
Depreciation	(3,015)	(4,950)	(3,015)	(4,950)
Carrying amount at end of year	22,877	11,413	22,877	11,413
Computer Equipment				
Carrying amount at beginning of year	38,829	20,476	30,926	20,476
Additions	43,636	30,730	43,636	22,827
Depreciation	(17,995)	(12,377)	(17,995)	(12,377)
Reclassification	(7,903)	-	-	-
Carrying amount at end of year	56,567	38,829	56,567	30,926
Office Furniture & Equipment				
Carrying amount at beginning of year	25,472	21,898	25,472	21,898
Additions	85,696	9,942	85,696	9,942
Disposals	-	(751)	-	(751)
Depreciation	(8,696)	(5,618)	(8,696)	(5,618)
Carrying amount at end of year	102,472	25,472	102,472	25,472

11. Intangibles

	Consolidated		Company	
	2002	2001	2002	2001
	A$	A$	A$	A$
NON CURRENT				
Goodwill	1,029,800	1,029,800	-	-
Accumulated Amortisation	(180,165)	(77,235)	-	-
	849,635	952,565	-	-

Goodwill arose from the acquisition by the Company of an environmental consultancy business. The recoverability of this goodwill is supported by cashflow projections prepared by the directors and reviewed each year. If the cashflow projections are not achieved it may be necessary to write off part or all of the carrying value of goodwill.

12. Accounts Payable

CURRENT				
Trade Creditors and accruals	780,348	479,542	635,400	388,805

13. Provisions

CURRENT				
Rehabilitation	50,000	50,000	50,000	50,000
Employee Entitlements	59,831	26,572	37,183	17,534
	109,831	76,572	87,183	67,534
NON-CURRENT				
Rehabilitation	790,000	610,000	790,000	610,000
Number of employees at year end	31	17	11	8

14. Contributed Equity

	Consolidated		Company	
	2002	**2001**	**2002**	**2001**
	A$	**A$**	**A$**	**A$**
(a) ISSUED AND PAID UP CAPITAL				
Opening balance 109,950,709 ordinary shares issued (2001: 93,056,513 ordinary shares)	48,140,623	45,105,835	48,140,623	45,105,835
Add the following share issues:-				
27,514,400 ordinary shares issued at GBP£0.14 (A$0.384) per share pursuant to a prospectus issued in the United Kingdom	10,570,861	-	10,570,861	-
Options exercised at A$0.20 per share resulting in the issue of 26,509,919 ordinary shares	5,301,984	-	5,301,984	-
Options exercised at A$0.30 per share resulting in the issue of 4,218,773 ordinary shares	1,265,632	-	1,265,632	-
Options exercised at A$0.20 per share resulting in the issue of 3,938,945 ordinary shares	-	787,788	-	787,788
2,700,000 ordinary shares issued on 30 September 2000, at A$0.60 per share, as part consideration of the acquisition price for a business acquisition	-	1,620,000	-	1,620,000
Options exercised at A$0.30 per share resulting in the issue of 4,000 ordinary shares	-	1,200	-	1,200
To consultants in respect of fees:-	-		-	
1,250 shares at A$0.64 per share on 25 January 2001	-	800	-	800
250,000 shares at A$0.50 per share on 17 April 2001	-	125,000	-	125,000
10,000,000 ordinary shares due to the conversion of convertible notes	-	500,000	-	500,000
Less share issue costs	(1,600,816)	-	(1,600,816)	-
Closing balance 168,193,841 ordinary shares issued and outstanding (2001: 109,950,709 ordinary shares)	63,678,284	48,140,623	63,678,284	48,140,623

14. Contributed Equity (cont)

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

(b) OPTIONS

	2002 Number	2001 Number
The following share options are on issue at 30 June 2002:-		
Exercisable on or before 31 December 2001 at A$0.20 each	-	21,055,089
Exercisable on or before 31 March 2002 at A$0.20 each	-	15,000,000
Exercisable on or before 31 December 2001 at A$0.30 each	-	4,372,456
Exercisable on or before 31 December 2001 at A$1.00 each	-	500,000
Exercisable on or before 30 June 2002 at A$1.00 each	-	250,000
Exercisable on or before 30 June 2002 at A$2.00 each	-	500,000
Exercisable on or before 30 November 2002 at A$0.75 each	1,000,000	1,000,000
Exercisable on or before 31 August 2003 at A$1.00 each	2,700,000	2,700,000
Exercisable on or before 30 November 2003 at A$1.00 each	900,000	900,000
Exercisable on or before 28 February 2003 at A$0.20 each	10,000,000	10,000,000
Exercisable on or before 30 November 2003 at A$0.56 each	850,000	850,000
Exercisable on or before 28 February 2004 at A$0.47 each	200,000	-
Exercisable on or before 30 July 2005 at A$1.00 each	1,100,000	-
Exercisable on or before 30 July 2005 at A$0.47 each	150,000	-
Exercisable on or before 31 October 2005 at A$0.61 each	400,000	
	17,300,000	57,127,545

15. Option Incentive Scheme

Option Incentive Scheme

The Company has an option incentive scheme which was approved at the annual general meeting on 29 November 2000.

The plan provides for eligible employees to receive options over ordinary shares each year for no consideration. The board may from time to time resolve to invite eligible employees to apply for a number of options as determined by the board. The maximum number of options able to be issued under the scheme is 5% of the total number of shares on issue. Each option is convertible to one ordinary share. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company's shares traded during the five business days preceding the date of granting the option.

All options expire on the earlier of their expiry date or termination of the employee's employment. The plan does not represent remuneration for past services.

15. Option Incentive Scheme (cont)

Unissued ordinary shares of the Company under option are:

Issue date	Expiry date	Exercise price A$	Options issued	Total options exercised and shares issued 2002	2001	Unissued options available 2002	2001
11 April 2001	30 November 2003	0.56	850,000	-	-	850,000	850,000
20 July 2001	28 February 2004	0.47	200,000	-	-	200,000	-

The market value of shares under these options at 30 June 2002 was A$0.24.

No options issued under the option incentive scheme were exercised or expired during the year ended 30 June 2002.

16. Reserves

	Consolidated		Company	
	2002	2001	2002	2001
OPTION RESERVE	A$	A$	A$	A$
Balance at beginning of year	2,000,000	-	2,000,000	-
Add balance resulting from issue of options to the executive directors	-	2,000,000	-	2,000,000
Less transfer to accumulated losses	(2,000,000)	-	(2,000,000)	-
Total Reserves	-	2,000,000	-	2,000,000

The Option Reserve includes the excess of the fair value of the options at the date the options were issued over the consideration received. These options were exercised or expired during the period and the option reserve has been transferred to accumulated losses.

17. Accumulated losses

	Consolidated		Company	
	2002	2001	2002	2001
	A$	A$	A$	A$
Accumulated losses at beginning of year	(47,370,619)	(41,932,304)	(47,370,619)	(41,931,399)
Net loss after income tax	(5,116,407)	(5,438,315)	(5,116,407)	(5,439,220)
Transfer from option reserve	2,000,000	-	2,000,000	-
Accumulated losses at end of year	(50,487,026)	(47,370,619)	(50,487,026)	(47,370,619)

INDUSTRY SEGMENTS

The consolidated entity operates primarily in 3 industry segments – environmental consulting, mining interests and research and development of environmental remediation. The segments are determined based on several factors including nature of activities, customers and products/services provided.

Environmental Consulting encompasses the following areas:

- Laboratory analysis – operations of a laboratory in Melbourne, Australia providing chemical analysis.
- Fieldwork services – provision of on-site environmental management systems.
- Consulting services – provision of specialist advice on cleaner production, waste management and reversing processes that generate waste. Revenue from sales of the Bauxsol ™ or other technologies are recognised in this segment.

Mining Interests – this segment consists of the consolidated entity's mining tenements and other mining assets. The tenements are not being actively explored. Revenue relates to the sale of tin which has been acquired from third parties and processed in the consolidated entity's mining plant.

Research and development of environmental remediation – this segment is involved in research and development of the Bauxsol ™ technology. It currently has no sales.

There are no intersegment sales. Certain segments may share resources of the consolidated entity. Where this occurs, costs are allocated on a usage basis. The following table reflects the results of operations of the segments consistent with the consolidated entity's management systems.

2002	Environmental Consulting	Mining Interests	Research and Development of Environmental Remediation	Unallocated	Consolidated
	A$	A$	A$	A$	A$
External customer revenue	800,047	97,819	-	-	897,866
Interest income	-	-	-	438,374	438,374
Other income	-	-	-	202,334	202,334
Total revenue	800,047	97,819	-	640,708	1,538,574
Depreciation and amortisation	213,926	31,786	-	29,706	275,418
Segment operating results	(26,084)	(521,885)	(1,804,866)	(2,763,545)	(5,116,407)
Acquisitions of non-current assets	293,674	18,704	-	143,811	456,189
Segment assets	1,961,787	135,990	-	12,773,660	14,871,437
Segment liabilities	(155,898)	(840,000)	-	(684,281)	(1,680,179)

18. Segments (cont)

2001	Environmental Consulting	Mining Interests	Research and Development of Environmental Remediation	Unallocated	Consolidated
	A$	A$	A$	A$	A$
External customer revenue	511,644	263,892	-	-	775,536
Interest income	-	-	-	173,353	173,353
Other income	-	-	-	49,797	49,797
Total revenue	511,644	263,892	-	223,150	998,686
Depreciation and amortisation	134,304	41,857	-	29,286	205,447
Segment operating results	80,656	(360,265)	(921,126)	(4,237,580)	(5,438,315)
Acquisitions of non-current assets	1,869,000	-	-	48,232	1,918,132
Segment assets	1,650,896	224,587	-	2,059,635	3,936,118
Segment liabilities	(99,775)	(660,000)	-	(406,339)	(1,166,114)

The revenue allocated to each segment from external customers relates to services rendered and sales from those segments. The losses of the industry segments reflect the trading results as managed and reported by the industry segments.

The unallocated segment revenues and expenses are attributable to the corporate overhead activities of Virotec not directly attributable to an industry segment. Such revenues include primarily interest income and such expenses include development of the corporate strategy and development of Virotec's international activities.

GEOGRAPHIC SEGMENTS

The consolidated entity currently operates predominately in one geographic segment, namely Australia and its assets are located predominantly in Australia. The consolidated entity has established overseas controlled entities for contractual arrangements with customers.

19. Contingencies and Commitments

(a) MINESITE REHABILITATION

The consolidated entity has security bonds and bank guarantees in place of A$555,781 for rehabilitation of mining leases. The amount equals the estimates of the relevant mining departments when the leases were first granted. A provision of $840,000 for rehabilitation has been recorded for the expected cost to rehabilitate all mining leases. However, further liabilities may arise to the consolidated entity if the cost of rehabilitating the mining leases exceeds the current estimate.

19. Contingencies and Commitments (cont)

(b) IMPLICATIONS OF NATIVE TITLE

The decisions of the High Court of Australia in Mabo v The State of Queensland (1992) 107 ALR 1 and the Wik Peoples v The State of Queensland (1998) 141 ALR 129 may have an effect on the consolidated entity's mining tenements. The Mabo case recognised that native title to land in Australia survived the Crown's acquisition of sovereignty. However, the acquisition of sovereignty exposed native title to extinguishment by the valid exercise of sovereign power inconsistent with the continued right to enjoy native title. The Wik Case decided that Queensland pastoral leases do not necessarily extinguish native title and as a result, certain mining tenements and real property interests granted after 1 January 1994 may be invalid if they affect native title and were not granted in accordance with the Native Title Act 1993. The Federal Government has passed legislation to address this issue. However, at the date of these accounts, it is not possible to accurately predict the implications of Native Title on the consolidated entity's interests in mining tenements.

(c) LITIGATION

The Company has brought defamation cases against third parties. These matters may result in substantial legal costs being incurred. The Company is also party to other litigious matters in the ordinary course of business. It is impractical to determine the maximum contingent liability in relation to these matters.

In an action brought by the Environmental Protection Authority in New South Wales, the Company has been found to have breached the Protection of the Environment Operations Act 1997 by allowing the release of water from the site in November 1999 when the company was known as Tin Australia N.L. At the hearing to determine the quantum of any fine payable for this breach in July 2002, the Company was fined $30,000 and ordered to pay costs. The Company has accrued for the expected liability to arise from this matter.

The directors consider that litigation will not have a material effect on the operating results or financial position of the company.

(d) NON-CANCELLABLE OPERATING LEASE COMMITMENTS

Future operative lease commitments not provided for in the financial statements and payable:

| | Consolidated | | Company | |
| | 2002 | 2001 | 2002 | 2001 |
	$	$	$	$
Within 1 year	111,380	97,695	111,380	97,695
Within 1-5 years	232,767	339,147	232,767	339,147
Later than 5 years	-	5,000	-	5,000
	344,147	441,842	344,147	441,842

20. Capital Commitments

The consolidated entity has commitments under research agreements with Southern Cross University amounting to A$279,365 in 2003, A$120,275 in 2004 and A$76,867 in 2005.

While the company remains listed on the Alternative Investment Market of the London Stock Exchange it has an annual commitment for fees of approximately A$100,000.

21. Notes to the Statements of Cash Flows

	Consolidated		Company	
	2002 A$	2001 A$	2002 A$	2001 A$
(A) RECONCILIATION OF CASH				

For the purposes of the statement of cash flows, cash includes cash on hand and at bank. Cash at the end of the financial year as shown in the statement of cash flows reconciled to the related items is in the balance sheet as follows:

Cash at bank	11,896,720	578,056	11,864,140	507,696

	Consolidated		Company	
	2002 A$	2001 A$	2002 A$	2001 A$
(B) RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES				
Operating loss after income tax	(5,116,407)	(5,438,315)	(5,116,407)	(5,439,220)
Add non cash items:				
Depreciation and amortisation	275,418	205,447	61,492	64,799
Loss on disposal of assets	65,427	7,350	48,866	7,350
Consulting fees - paid by the issue of shares	-	125,800	-	125,800
Directors remuneration – option issue	-	2,000,000	-	2,000,000
Provision for diminution of loans to controlled entities	-	-	915,672	203,823
Add/(less) items classified as investing/financing activities				
Net exploration expenditures written off during the year	309,839	339,414	309,839	339,414
Net research and development costs written off during the year	1,804,866	921,126	1,104,723	921,126
Share issue costs	-	454,176	-	454,176
Changes in assets and liabilities:				
Decrease/(increase) in receivables	9,229	(184,021)	18,168	(29,617)
Decrease/(increase) in prepayments	(88,269)	(469,699)	(106,875)	(450,964)
Decrease/(increase) in inventories	97,278	(34,588)	97,278	(34,588)
Increase/(decrease) in trade creditors	60,644	292,841	246,595	202,104
Increase/(decrease) in provisions	453,420	117,393	199,649	108,355
Net cash used by operating activities	(2,128,554)	(1,663,076)	(2,221,000)	(1,527,442)

21. Notes to the Statements of Cash Flows (cont)

(C) NON CASH FINANCING AND INVESTING ACTIVITIES

During the 2002 year, the company;

- Issued 200,000 options to employees; and
- Issued 1,650,000 options to advisors in relation to the company's listing on AIM.

During the 2001 year, the company:

- Issued 2,700,000 ordinary fully paid shares as part consideration of A$1,620,000 for the acquisition of an environmental consultancy and laboratory analysis services business;
- Issued 2,700,000 options as part consideration for the acquisition of an environmental consultancy business;
- Issued 5,000,000 options to executive directors as part of their remuneration arrangements,
- Issued 1,300,000 options to non-executive directors;
- Issued 850,000 options to employees; and
- Issued 251,250 ordinary fully paid shares in relation to consulting fees.

These transactions were not reflected in the statements of cash flows.

22. Remuneration of Directors and Executives

DIRECTORS	2002	2001
The number of directors whose income from the company or any related party falls within the following bands:		
A$ 20,000 – A$ 29,999	2	2
A$ 30,000 – A$ 39,999	-	1
A$ 60,000 – A$ 69,999	1	-
A$ 250,000 – A$ 259,000	1	-
A$ 350,000 – A$ 359,000	1	-
A$1,170,000 – A$1,179,999	-	1
A$1,210,000 – A$1,219,999	-	1
Total income paid or payable, or otherwise made available to all the directors of the company from the company or any related party. (The directors of the controlled entity are also directors of the consolidated entity)	$714,720	$2,479,163

There were no retirement benefits paid to directors of the consolidated entity and/or its controlled entities. Not included in the above information is a director of a wholly owned overseas subsidiary, who received no fees for acting in the capacity of director during the year.

22. Remuneration of Directors and Executives (cont)

The 2001 amount includes options issued to executive directors. These options, exercisable at A$0.20 each, were issued to the executive Directors of the Company as part of their remuneration package and was negotiated and approved by an independent director in February 2000, when shares in the Company were trading at A$0.11 per share. Under ASX Listing rules, the options could only be issued after shareholder approval was received. This approval was received in November 2000 and the options were issued in December 2000 when shares in the Company were trading at approximately A$0.60 per share. Under Australian accounting requirements the value of the options were costed at the economic cost to the company of A$0.40 each at the date the options were issued. The rise in the share price in the period between the date of agreement and the date of the shareholders meeting gave rise to this charge of A$2,000,000 being the fair value attributed to the options, to be included in the directors remuneration for the period.

	2002	2001
EXECUTIVES		
The number of executives whose remuneration from the consolidated entity or related party falls within the following bands:		
A$ 100,000 - A$109,999	1	
A$ 120,000 - A$129,999	1	1
A$ 150,000 - A$159,999	1	-
A$ 250,000 - A$259,999	1	-
A$ 350,000 - A$359,999	1	-
A$1,170,000 - A$1,179,999	-	1
A$1,210,000 - A$1,219,999	-	1
Total remuneration received, or due and receivable from the consolidated entity or related parties by executive officers of the consolidated entity whose income is A$100,000 or more (The executives of the controlled entity are also executives of the consolidated entity)	$989,828	$2,503,543

23. Related Parties

DIRECTORS

The names of each person holding the position of director of Virotec International Ltd during the financial year are B. J. Sheeran, B. J. Bamonte, M. Nissen, J. Glynn and D. M. McConchie. Details of directors' remuneration are set out in Note 22. There were no retirement benefits paid to directors, and no loan advances to directors during the year. Apart from the details disclosed in this note, no director has entered into a material contract with the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests subsisting at year end.

23. Related Parties (cont)

DIRECTORS' HOLDINGS OF SHARES AND SHARE OPTIONS

The interests of the directors of the consolidated entity and their director-related entities in shares and options of Virotec International Ltd at year-end are set out below:

	Number Held	
	2002	2001
Fully paid ordinary shares	11,756,842	10,596,842
Options over ordinary shares	2,200,000	6,861,096

During the 2002 year, the directors in aggregate sold nil shares (2001: 5,355,426 shares) in the company and were issued with nil options (2001: 6,600,000 options). During the year the directors were issued 1,576,096 shares on exercise of 1,576,096 options and 3,085,000 options lapsed unexercised.

OTHER TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

During the 2002 year, Sheeran Nominees Pty Ltd, a company in which B. Sheeran is a shareholder, provided transport services to the Company. All payments were in the ordinary course of business and on normal commercial terms and conditions. Total payments for the period were $23,575 (2001: $176,523).

During the 2002 year, C. Boland, an associate of B. Sheeran, provided marketing and communication services to the Company. All payments were in the ordinary course of business and on normal commercial terms and conditions. Total payments for the period were $56,596 (2001: $52,850).

During the 2002 year, pursuant to an agreement with Nauveau Technology Investments Limited ("NTI"), a company in which B. Sheeran and D. McConchie are shareholders, under which the Company has a world wide exclusive licence to distribute and market technology owned by NTI, an amount of A$454 (2001: nil) is payable at the end of the period. Under this agreement the Company is responsible for all costs associated with the development of the technology and will pay a royalty to NTI upon the successful commercialisation of related technologies. Under the licence agreement, the company pays NTI a royalty of 2% of the gross proceeds received from the exploitation of the intellectual property. From 1 July 2006, minimum royalties of $100,000 are payable for the first year increasing by 10% per annum to a maximum of $250,000 per annum. Virotec may terminate the agreement on 1 years notice in writing. The terms and conditions of this agreement are no more favourable than those available, or which might be reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

During the 2002 year, pursuant to an agreement between the Company, Southern Cross University ("SCU"), NTI and D. McConchie which enables D.McConchie to provide ongoing technical advice to the Company. A total amount of $111,661 (2001: $126,249) was paid or is payable at 30 June 2002. All payments were in the ordinary course of business and on normal commercial terms and conditions.

During the period, F. Davies-McConchie, an associate of D. McConchie, provided technical advice and other services to the Company. All payments were in the ordinary course of business and on normal commercial terms and conditions. Total amounts payable for the period were $43,664 (2001: $4,769).

23. Related Parties (cont)

Under a retainer agreement dated 19 June 2001, Mr B Bamonte provides consultancy services to the Company, payments for which are included in directors remuneration.

Under a retainer agreement dated 19 June 2001, Mr B Sheeran provides consultancy services to the Company, payments for which are included in directors remuneration.

	Company	
	2002	2001
	A$	A$
Details of interests in a wholly-owned controlled entities are set out in note 9. Details of dealings with these entities are set out below:		
Balance with entities within the wholly owned group		
Receivables - non-current loans	2,925,912	2,084,800

These loans were unsecured, interest free and have no fixed term of repayment.

24. Additional Financial Instruments Disclosures

(A) INTEREST RATE RISK

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Weighted Ave Interest Rate	Floating interest rate A$	Fixed Interest Maturing 1 Year or less A$	Interest Non Interest Bearing A$	Interest Total A$
Financial Assets – 2002					
Cash	4.75%	11,896,720	-	-	11,896,720
Receivables - current		-	-	178,435	178,435
Receivables – non-current	1.50%	-	56,016	499,765	555,781
		11,896,720	56,016	678,200	12,630,936
Financial Assets – 2001					
Cash	5.50%	578,046	-	-	578,046
Receivables - current		-	-	187,644	187,644
Receivables - non-current	1.50%	-	56,016	497,388	553,404
		578,046	56,016	685,032	1,319,094

24. Additional Financial Instruments Disclosures

| | Weighted Ave Interest Rate | Fixed Interest Maturing Interest | | | |
		1 Year or less A$	2 Years or less A$	Non Interest Bearing A$	Total A$
Financial Liabilities – 2002					
Accounts Payable		-	-	780,348	780,348
		-	-	780,348	780,348
Financial Liabilities – 2001					
Accounts Payable		-	-	479,542	479,452
		-	-	479,452	479,452

(B) CREDIT RISK EXPOSURE

Credit risk represents the loss that would be recognised if counter-parties failed to perform as contracted

On Balance Sheet Financial Information
The credit risk on financial assets, excluding investments, of the consolidated entity, which have been recognised in the balance sheet, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity is not materially exposed to any individual customer or individual overseas country.

Off Balance Sheet Financial Instruments
There are no off balance sheet financial instrument credit risk applicable.

Net fair values of financial assets and liabilities
Valuation Approach - Net fair values of financial assets and liabilities are the equivalent of their book values.

25. Subsequent Events

There has not arisen in the interval between the end of the financial year and the date of this report any other item, transaction or event of a material or unusual nature likely, in the opinion of the directors of the Company, to effect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

DIRECTORS' DECLARATION

In the opinion of the directors of Virotec International Ltd: -

(a) The financial statements and notes, set out on pages 13 to 41, are in accordance with the Corporations Act 2001, including:

- giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
- complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

Dated at Gold Coast this 30th day of September 2002.

Signed in accordance with a resolution of the directors:

B. SHEERAN
Executive Chairman

B. BAMONTE
Director

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF VIROTEC INTERNATIONAL LTD

Scope

We have audited the financial report of Virotec International Ltd for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 25 and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Virotec International Ltd is in accordance with:
(a)   the Corporations Act 2001, including:
      (i)   giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and
      (ii)   complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b)   other mandatory professional reporting requirements in Australia.

KPMG

P G Steer
Partner
Gold Coast
30 September 2002